SAVVIS, Inc.

One SAVVIS Parkway

Town & Country, MO 63017

July 14, 2008

Mr. Stephen Krikorian

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SAVVIS, Inc.

Form 10-K for the fiscal year ended December 31, 2007

Filed on February 26, 2008

Definitive Proxy Statement on Schedule 14A

Filed on April 4, 2008

Form 10-Q for the quarterly period ended March 31, 2008

Filed on May 7, 2008

File no. 000-29375

Dear Mr. Krikorian:

This letter sets forth the responses of SAVVIS, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) dated June 30, 2008, with respect to the above referenced Form 10-K, Definitive Proxy Statement on Schedule 14A and Form 10-Q. We have duplicated below the comments set forth in the comment letter and have provided the Company’s responses following the Staff’s comments.

Form 10-K for the fiscal year ended December 31, 2007

Item 1. Business, page 3

1.	You state in several sections of the document that you place a particular emphasis on the government sector. Please tell us why you have not provided a description of any portion of your business that may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of the government. See Item 101(c)(1)(ix) of Regulation S-K.

U.S. Securities and Exchange Commission

July 14, 2008

The Company places an emphasis on marketing and selling to the government sector; however, in 2007, the Company’s total revenue from government contracts was approximately $15.6 million, or 2% of total annual revenue. In the opinion of management, revenue from the government sector does not constitute a material portion of the Company’s business, and disclosure regarding the Company’s business subject to renegotiation of profits or termination of contracts or subcontracts at the election of the government is not material to an understanding of the Company’s business as a whole.

In future filings, the Company will expand its description of its emphasis on marketing to the government sector to provide more clarity.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Executive Summary

Business Trends and Outlook, page 19

2.	We note your references to gross margin and gross profit that exclude depreciation, amortization, and accretion, on pages 20, 22 and 24. Your presentation of gross margin and gross profit should include related depreciation, amortization, and accretion. Tell us the amount of depreciation, amortization and accretion excluded from cost of revenue, and explain why you do not consider these items to be costs of revenue (i.e., gross profit).

The Company’s total depreciation, amortization, and accretion expense was $94.8 million for the year ended December 31, 2007, $77.5 million for the year ended December 31, 2006, and $74.9 million for the year ended December 31, 2005. While the majority of these costs were attributable to cost of revenue, a portion of these costs relates to sales, general, and administrative expenses. As the Company does not have a process to identify the amounts attributable to each income statement category, the Company reports them in the aggregate on a separate line item to reflect their full impact on the Company. In so doing, management applied the guidance set forth in Staff Accounting Bulletin Topic 11B, an excerpt of which states, “If cost of sales or operating expenses exclude charges for depreciation, depletion and amortization of property, plant and equipment, the description of the line item should read somewhat as follows: ‘Cost of goods sold (exclusive of items shown separately below)’ or ‘Cost of goods sold (exclusive of depreciation shown separately below).’” Accordingly, on the face of the Company’s consolidated statements of operations on page 44 of the Form 10-K, and also on pages 22, 31, and 61, where cost of revenue is described, management included a footnote to clearly indicate that cost of revenue “Excludes depreciation, amortization, and accretion, which is reported separately.” Since the Company’s gross profit and gross margin figures on page 20 of the Form 10-K are both calculated using cost of revenue, exclusive of depreciation, amortization, and accretion, the Company provided a similar description and footnote to indicate clearly how these figures were derived.

U.S. Securities and Exchange Commission

July 14, 2008

3.	Your discussion should include disclosure of all currently known trends, events, and uncertainties that are reasonably expected to have a material impact on your liquidity, capital resources and/or results of operations. You should also quantify the expected effects of any known, material trends on your future results to the extent possible. For example, we note from your disclosure on page 4 that you initiated a data center expansion strategy during 2007. Tell us what consideration you gave to disclosing the anticipated quantitative and qualitative impact this initiative will have on your business. In addition, tell us what consideration you gave to quantifying the impact the price changes and demand for your services has had and is expected to have on your business. Refer to Item 303(A)(3)(ii) of Regulation S-K and Section III.B.3 of SEC release 34-48960.

The Company began its data center expansion in December 2006, as described in its prior filings. At that time, the Company did give consideration to quantitative disclosure of the effects of the expansion on its business. However, the Company concluded that while it was able to quantify the costs associated with the data center expansion, it was unable to quantify the full impact that the data center expansion would have on its future business since revenue from the data center expansion would depend on the timing of completion of the data centers, the Company’s ability to fill its data centers upon completion and the prices the Company would be able to charge for these services upon completion.

The Company provides its hosting services, which are comprised of colocation and managed hosting services, out of its data centers. Since the Company at the time of filing the Form 10-K had completed four of the eight planned additional data centers and has now completed seven of these data centers, management believes that qualitative disclosure regarding the effect of the Company’s data center expansion is reflected in management’s ongoing discussion of revenue growth for its hosting services, including trends in pricing and demand for the Company’s hosting services.

With respect to providing quantitative disclosure of the impact of price changes and demand for the Company’s services, as stated in the Company’s filings, while management believes market demand will remain strong for certain services, including colocation services, management cannot ensure that demand will remain high or that pricing for the Company’s services in its data centers will remain at similar levels. As a result, the Company was unable to quantify the full impact that any price changes will have on the Company.

Notwithstanding the foregoing, in an effort to provide more detailed disclosure in future filings, the Company will remain mindful of the need to provide qualitative disclosure and to quantify the expected effects of known, material trends on future results to the extent this information is reasonably quantifiable.

U.S. Securities and Exchange Commission

July 14, 2008

4.	We note the disclosure of average monthly data center revenue per billed square foot in your earnings release on Form 8-K filed February 4, 2008. Please tell us whether management considers this measure as a key performance indicator of financial condition and/or operating performance that management relies upon when analyzing your financial results. If so, additional disclosure which quantifies and analyzes this indicator would provide an improved understanding of your financial results. Refer to Section III.B.1 of SEC Release 34-48960.

The Company does not use average monthly data center revenue per billed square foot as a key performance indicator of financial condition, and it is not relied upon by management when analyzing the financial results of the Company. The Company gave consideration to including such information in the Company’s filings on Forms 10-K and 10-Q, but determined the information was not critical for inclusion. The Company began reporting this information in its earnings release beginning in October 2007 to provide shareholders, analysts, and other users of the Company’s financial information with a measure by which they could review the Company’s revenue growth per billed square foot in light of the eight new or expanded data centers the Company has developed over the past year.

Results of Operations, page 22

5.	In your comparison of the results of operations between the periods, you sometimes refer to two or more sources as components that contributed to a material change. Tell us what consideration you gave to quantifying the amount of the changes that were due to each of the factors or events that you identify. For example, we note several factors identified without quantification in your discussion of the changes in revenue and cost of revenue. Refer to Section III.D of SEC release 34-26831.

With regard to changes in various line item balances on the Company’s consolidated statements of operations, and particularly for revenue and cost of revenue, consideration was given to quantifying components that contributed to material changes, but management determined that the level of information provided was appropriate. For example, when explaining the increase in hosting revenue on page 31, management stated that “this increase was due primarily to growth in new and existing services, particularly in our managed hosting service offerings and the favorable impact from negotiated price increases for certain colocation contracts to market rates.” While management could have quantified the increases in managed hosting and colocation revenue in the description, management determined the information presented in the financial table on the preceding page sufficiently quantified the changes. Furthermore, the Company did not quantify the impact of negotiated price increases as they represented a substantially lesser factor that contributed to the increase. Similar consideration was given to each of the explanations of material changes.

Notwithstanding the foregoing, in an effort to provide more detailed disclosure in future filings, the Company will provide a greater degree of information regarding components that contribute to material changes on its consolidated statements of operations in future filings.

U.S. Securities and Exchange Commission

July 14, 2008

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 31

6.	You do not appear to fully address your disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, are effective. This same misformulation appears in your Form 10-Q for the quarterly period ended March 31, 2008. The rule requires that the disclosure controls and procedures be “designed to ensure that the information required to be disclosed by the issuer in the reports that it files or submits under the Act . . . is recorded, processed, summarized and reported, within the time frames specified in the Commission’s rules and forms,” and that they also be designed to ensure that “information required to be disclosed by an issuer . . . is accumulated and communicated to the issuer’s management . . . as appropriate to allow timely decisions regarding required disclosure.” Please confirm, if true, that your disclosure controls and procedures for the relevant annual and quarterly periods met all of the requirements of Rule 13a-15(e). Additionally, tell us how you intend to comply with this requirement in your future reports by including a complete statement in your controls and procedures section or, alternatively, by referring to the definition contained in Rule 13a-15(e).

The Company confirms that its disclosure controls and procedures (as defined in Rule 13a-15e) as of December 31, 2007, and March 31, 2008, met all of the requirements of Rule 13a-15e. In future filings, the Company will modify its disclosure by including a complete statement in its controls and procedures section.

Notes to Consolidated Financial Statements

Note 2- Summary of Significant Accounting Policies

Recently Issued Accounting Standards, page 51

7.	You indicate that FASB Staff Position (FSP) APB 14-a would have a significant impact on your accounting for the Convertible Notes upon adoption. This FSP applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under SFAS 133. We note your disclosure on page 54 that the Convertible Notes contain an embedded derivative. Identify this embedded derivative that required bifurcation and separate accounting treatment.

The embedded derivative relates to additional interest the Company can elect to pay if its filings are not submitted in a timely manner with the U.S. Securities and Exchange Commission. This feature is described in Section 6.15 of the Company’s Indenture for its

U.S. Securities and Exchange Commission

July 14, 2008

$345.0 million, 3.0% Convertible Notes, filed as an exhibit to Form 8-K on May 10, 2007, which states, “the Company may, at its option, elect that the sole remedy for an Event of Default relating to its failure to comply with its obligations described under Section 4.04 or its failure to comply with the requirements of Section 314(a)(1) of the Trust Indenture Act will for the first 180 days after the occurrence of such an Event of Default consist exclusively of the right to receive an extension fee on the Notes in an amount equal to 0.5% of the principal amount of the Notes (the “Extension Fee”). The Company shall pay the Extension Fee on all outstanding Notes on the date on which such Event of Default first occurs. On the 181st day after such Event of Default, the Notes shall be subject to acceleration as provided in Section 6.02 unless the Event of Default is cured or waived prior to such 181st day. This Section 6.15 shall not affect the rights of Holders of Notes if any other Event of Default occurs under the Indenture. If the Company does not pay the Extension Fee on a timely basis in accordance with this Section 6.15, the Notes shall be subject to acceleration as provided in Section 6.02.” This is a separate feature and not a net settlement of any conversion option, but is deemed to be a contingent derivative instrument. Management believes that the probability of the contingent event is remote and, therefore, the value of the derivative is considered to be “de minimis.” As a result, while the Company bifurcated the instrument, it was not recorded separately on its consolidated balance sheets since it has been determined to have no value.

Definitive Proxy Statement filed April 4, 2008

Compensation Committee Interlocks and Insider Participation, page 21

8.	Under this caption, you should identify each person who served as a member of your compensation committee. See Item 407(e)(4)(i) of Regulation S-K. Furthermore, Item 407(e)(4)(i)(C) of Regulation S-K specifically requires Item 404 disclosure regarding Mr. McInerney and Mr. Welsh to appear under this caption. Cross-referencing to another section of the document is not contemplated by Item 407(e)(4) and impacts the transparency of this disclosure. We would not object to a cross-reference in the related party disclosure to the present section.

In future filings, the Company will identify each person who served as a member of the Company’s compensation committee and will include the required Item 404 disclosure under the caption, Compensation Committee Interlocks and Insider Participation. In addition, the Company will cross-reference the related party disclosure to the Compensation Committee Interlocks and Insider Participation section of the proxy statement.

Certain Relationships and Related Transactions, page 34

9.	You provide a brief description of the procedures involved for the approval of related party transactions, but you do not provide a corresponding description of the relevant policies and other items required by Item 404(b)(1) of Regulation S-K. You should provide this disclosure in your proxy statement.

U.S. Securities and Exchange Commission

July 14, 2008

The Company relies on the audit committee’s charter for its policy on the approval of related party transactions. Pursuant to the audit committee’s written charter, the audit committee shall review and approve all related party transactions to the extent required by the rules and regulations promulgated by the Nasdaq Stock Market. Management presents all such related party transactions for the audit committee’s approval at the committee’s next regularly scheduled meeting pursuant to an unwritten procedure that has been agreed to between management and the audit committee. The Company’s audit committee will approve or disapprove such transaction based on standards established in the Company’s Code of Conduct.

In future filings, the Company will clarify the Company’s reliance on the audit committee’s charter for the review, approval and ratification of related party transactions in accordance with Item 404(b)(1).

10.	You do not appear to have provided the disclosure required by Item 404(a)(5) of Regulation S-K, with respect to the Series A Notes held by your affiliates. Please advise. In this regard, you should disclose why the prepayment described in your proxy statement was in the amount of $342.5 million, when the aggregate principal amount of Series A Notes at issuance appears to have been only $121.6 million.

The prepayment described in the Company’s proxy statement in the amount of $342.5 million was the prepayment for all of the Company’s Series A Notes. The Company originally issued $200.0 million of Series A Notes, of which $121.6 million were issued to WCAS and its affiliates. In future filings, the Company will provide additional information with respect to the Series A Notes held by affiliates to provide clarity. The proxy statement disclosure with respect to the Series A Notes held by affiliates in 2007 would have been along the following lines:

“In February 2004, we sold and issued $200.0 million aggregate principal amount of Series A subordinated notes (Series A Notes) and warrants to purchase shares of our Series B Convertible Preferred Stock (Series B Preferred) to investors, including WCAS and entities and individuals affiliated with WCAS. The total aggregate principal amount of Series A Notes issued to WCAS and its affiliates in 2004 was $121.6 million. The Series A Notes accrued interest at the rate of 12.5% during the first year, and thereafter, at 15% per annum. Interest on the Series A Notes was payable semi-annually in kind.

“In December 2004, we issued approximately 2.5 million shares of common stock to WCAS and its affiliates upon conversion of the Series B Preferred that was received after the ‘cashless’ exercise of the warrants. We granted WCAS demand and piggy-back registration rights with respect to these shares. On June 29, 2007, we prepaid our Series A Notes in full for approximately $342.5 million. Pursuant to the terms of the Series A Notes, we were entitled to prepay the Series A Notes prior to January 30, 2008, for an amount equal to the outstanding principal amount, all accrued and unpaid interest on the Series A Notes to the date of prepayment and a make-whole premium. Holders of the Series A Notes, including WCAS, agreed to a reduction in the make-whole premium of

U.S. Securities and Exchange Commission

July 14, 2008

approximately $8.6 million in consideration for the prepayment. In connection with the prepayment, WCAS and its affiliates were paid approximately $205.9 million, which amount includes $121.6 million of principal, $71.9 million of accrued and unpaid interest and $12.4 million for a make whole premium. Pursuant to the terms of the prepayment agreement, Messrs. Clark, McInerney and Welsh received the following in respect of their Series A Notes:

•	Mr. Clark received approximately $86,000, which amount includes approximately $50,000 of principal, $30,000 of accrued and unpaid interest and $6,000 for a make whole premium;

•

Mr. McInerney received approximately $1.7 million, which amount includes approximately $1.0 million of principal, $0.6 million of accrued and unpaid interest and $0.1 million for a make whole premium; and

•	Mr. Welsh received approximately $1.9 million, which amount includes approximately $1.1 million of principal, $0.7 million of accrued and unpaid interest and $0.1 million for a make whole premium.”

Form 10-Q for the quarterly period ended March 31, 2008

Notes to Unaudited Condensed Consolidated Financial Statements

Note 12- Income Taxes, page 16

11.	We note that beginning in 2008, income tax expense is calculated on a discrete quarterly basis since, although you anticipate a pretax loss in 2008, you expect income tax expense from certain jurisdictions. Cite the authoritative accounting literature that supports your accounting treatment for income taxes in interim periods. Tell us how you considered the guidance in paragraph 22 of FIN 18.

The Company has historically used the forecasted effective tax rate approach under APB 28 and FIN 18 for purposes of reporting income taxes in its interim periods. The Company has historically had operations in both the U.S. and foreign jurisdictions where losses were realized and reported taxes using the methodology outlined in paragraph 22 of FIN 18.

For 2008 interim reporting purposes, the Company concluded that the forecasted effective tax rate approach would produce distorted results and that it is was more appropriate to calculate and report first quarter 2008 income tax expense on a discrete basis, as if the three months represented a complete tax period. The perceived distortion is attributable to the Company’s projecting an overall tax expense for the full year, with projected pre-tax losses from operations. The tax expense arises as a result of the Company incurring (current) taxes in certain jurisdictions, particularly under Alternative Minimum Tax rules, while not recording the (deferred) tax benefit of any tax attributes (i.e. net operating losses, tax credit carryforwards) due to valuation allowance determinations. The current taxes are appropriately accounted for as income taxes under FAS 109.

U.S. Securities and Exchange Commission

July 14, 2008

The forecasted tax expense, as compared to the projected full-year net loss from operations, results in a “negative” effective tax rate, which when applied to the first quarter pre-tax loss, resulted in tax expense. A similar result is projected to occur in the second and third quarters. Conversely, in the fourth quarter, our projected pre-tax income for the period will result in a tax benefit being recorded. Using the forecasted effective tax rate approach would have produced cumulative expense through the third quarter greater than the full-year expected expense, with a tax benefit being recorded in the fourth quarter to reduce the expected expense to the projected full-year amount.

The Company concluded that calculating the first quarter tax provision on a discrete basis would be less distortive, a better match of the tax provision with the current and cumulative operating results, and easier for the users of the Company’s financial statements to understand. Using the discrete method, the Company anticipates recording a tax expense in all interim periods which is also more consistent with the periods in which the taxes are being realized.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or nay person under the federal securities laws of the United States.

If you have any questions or comments concerning the above, or if you require additional information, please do not hesitate to contact the undersigned at 314-628-7696.

Sincerely yours,

/s/ Meredith M. Graham
Meredith M. Graham
Associate General Counsel